

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





11 February 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

FORM 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	Company Name/Scheme	CUE ENERGY RESOURCES LIMITED
ACN/ARSN		066 383 971
1. Details of substantial holder (1)		Octanex N.L.
ACN/ARSN (if applicable)		005 632 315

The holder became a substantial holder on 8/2/2005 (on incorporation in Australia)

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary	42,941,389	42,941,389	9.88%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure 'A'		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure 'A'			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Refer Annexure 'A'				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Ernest Geoffrey Albers is a director and substantial shareholder of Octanex N.L.	

7. Addresses

The addresses of persons named in this form are as follows:

All persons	Level 25, 500 Collins Street, Melbourne 3000

Signature

Print name Ernest Geoffrey Albers capacity Director

Sign here  date 11/02/2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers of disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ANNEXURE 'A'

ATTACHES TO NOTICE DATED 11 FEBRUARY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS
in
CUE ENERGY RESOURCES LIMITED

Summary of Relevant Interests (all Registered Holders) in Cue Energy Resources Limited	Movement (four months prior)	On Incorporation 8/2/2005 in Australia	Date of Change	Price
			No. of Shares	
Ernest Geoffrey Albers*	2,292,850	6,309,283	08/02/05	Entitled in Equity
BB Nominees Pty Ltd (nominees for EG Albers)	38,856 (2,292,850)	251,966	02/02/05 08/02/05	AUD32¢ Transfer to beneficial owner
Octanex NL		25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)		11,160,140		
TOTAL	38,856	42,941,389		

*E.G. Albers is a director and substantial shareholder of Octanex N.L.